EXHIBIT 99-77C

      An annual meeting of the stockholders of the Company was held on December 11, 2006 to consider and act upon the election of one person to the Board of Directors of the Company as a Class B director, to serve until the third succeeding annual meeting of stockholders of the Company or until such person shall resign, be removed or otherwise leave office.

      The holders of 5,729,107 shares of Common Stock of the Company were entitled to vote at the meeting, of which 4,088,562 shares of common stock were represented in person or by proxy. The stockholders voted as follows with respect to the:

      o Election of Class B director to a term expiring in 2009 --

            Name                   For              Withheld Authority
            ----                   ---              ------------------

      Randolph C. Read          3,887,886                200,676